# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sera Prognostics, Inc., CIK 0001534969
CUSIP: 81749D107
Title of class of securities: Class A common stock, par value $ 0.0001 per share
Address of issuer's principal executive offices: 2749 E Parleys Way, Suite 200, Salt Lake City, Utah (UT), 84109
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001750698

## Reporting persons
- Vivo Capital IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,650,440; shared voting power 0; sole dispositive power 1,650,440; shared dispositive power 0; aggregate amount beneficially owned 1,650,440 (4.5% of the class)
  Comment: (1) The shares of Class A common stock, par value $0.0001 per share of Sera Prognostics, Inc. (the "Issuer") are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.
  
  (2) Based on 36,705,025 shares of Class A common stock outstanding as of May 2, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2025.

## Item 1. Issuer
Name of issuer: Sera Prognostics, Inc.
Address of issuer's principal executive offices: 2749 E Parleys Way, Suite 200, Salt Lake City, UT 84109

## Item 2. Person Filing
Name of person filing: Vivo Capital IX, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship: Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The 1,650,440 shares of Class A common stock are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.
Percent of class: 4.5%
Sole power to vote or to direct the vote: 1,650,440
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,650,440
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Capital IX, LLC: /s/ Frank Kung, Frank Kung/Managing Member (05/14/2025)